

PITCH VIDEO   INVESTOR PANEL

BLACK SANDS ENTERTAINMENT

The most popular independent black comic book publisher in the nation!

blacksandsentertainment.com   Wilmington, DE
Marketplace   Female Founder   Ecommerce   B2C   Minority Founder

Highlights

1   Over thousands of Investors and hundreds of thousands of social media followers.

(2) $3 million in lifetime sales

(3) 200,000 units sold

(4) Thousands of 5 star reviews online

(5) Parents and Educators approved

Our Team



Manuel Godoy CEO

Renowned author of Black Sands Entertainment and amazing CEO. Manuel Godoy helped grow a comic book series into a publishing empire. His performance on Shark Tank propelled his brand to amazing heights and he uplifts kids across the nation.

> Personally, I decided to tell these stories because I was sick and tired of agenda-driven media coverage of the black experience. The industry is extremely risk-averse when it comes to our content so we needed a bold new experience to break through these clear barriers. Thankfully, we did it.



Geiszel Godoy CFO

Handling the logistics, contracts, and media outreach, Geiszel has been a critical member of Black Sands Entertainment. She is also a distinguished author of the series Mori's Family Adventures and Ineola.



David Lenormand Art Director

Lead artist and concept director for Black Sands and Mori's Family Adventures. He has over ten years of experience in art and design with major brands: Assassin's Creed, Watch Dogs, Ghost Recon, Tekken, SoulCalibur, Dark Souls, Terminator, Star Wars.

BOLD AND UNAPOLOGETIC

A company that breaks decades of marginalization in the entertainment industry.

We tell stories that Hollywood refuses to do and we give the power to the fans.



AS SEEN ON

This company has succeeded where so many other independent black-owned publishers had failed because we embrace our core customer. While many other companies try to stay neutral in their PR, Black Sands has always spoken on black issues affecting the community and the publishing industry.

Black Sands, the Seven Kingdoms is an open rebellion against typical Hollywood whitewashing and it is by far the most successful indie comic series out there right now. Why is that? Because the black community made it happen.

Our history must be told by us.

What happened since the last investment Round?

We have been on a role on all facets of production. We have successfully published over 60 chapters of comics, with over 10 different series in active production. Additionally, we have secured numerous big plays like large school distribution, video games, animation, and more.

RECENT NEWS



- Featured on Shark Tank
- Featured on the Breakfast Club
- Over 200,000 units sold
- Thousands of 5-star reviews
- $3 million+ in lifetime revenue
- 2 million raised thru fans and parents

We've sold 200,000+ copies of our comics.







FLAME
EVERETT
#1
JALISHA
BLACK SANDS
THE SEVEN KINGDOMS
Manuel GODOY
David LENORMAND
#2
MASKS OF THE ORISHA
#1
H.ANTHONY
R.BROUSSARD

FANTASY / ACTION





History - Myth
Authentic and original stories based on cultural history.
Kevin W. Brown
Art by
Moc Thy
Shadow
#1

COSMIC GIRLS
INEOLA
Geiszel GODOY
Manuel GODOY
MADAGASCAR
The Rise of a Queen
#1
STRONG WOMEN

The market is huge too.

THE MARKET


ANIME
$300M yearly
WEBTOONS
10M Monthly Readers
MANGA
$200M yearly
AVATAR
3.1M Views per EP
BOONDOCKS
2.1M Views per EP
BLACK PANTHER
Licensing 2018: $250M
BLACK SANDS
ENTERTAINMENT

How we make money

Business to Consumer.

- The bulk of our revenue comes directly from selling to customers via our online store, blacksands.com
- We heavily promote our products via social media ads and organic postings.
- We also have a very large Patreon subscription base, generating hundreds of thousands a year.

Business to Business

- We are expanding on wholesale accounts for schools, libraries, and independent stores.
- PGW represents our titles for the big box stores and retailers.

THE FUTURE



School Expansion

- Expand book distribution across the east coast, focusing on public schools and libraries.
- Curriculum for middle school students.
- Advanced courses for Highschool students, focusing on literacy.
- Hiring dozens of representatives to build relationships at the district level.

VIDEO GAME DEVELOPMENT



Key Features



Treacherous Turn-Based Combat
Combat is strategic with an enemy armor-breaking mechanic. Limited healing makes dungeon-crawling difficult, but runes allow players to re-spec their builds and try again.



Immersive Narrative & World
Based on the highly successful Black Sands universe where the mythology of multiple middle-eastern cultures combine into a legendary story followed by a fanbase of hundreds of thousands!



Fully Voiced Cast
Incredible US based voice acting cast known by the fanbase. Follows beloved main characters as they move through major story arcs never before seen outside of printed media!

Development Timeline

6 MONTH PROTOTYPE TIMELINE

Pre-Production (1 month)
Onboarding, UX development, Dialogue / Character animation asset list

MVP Production (3 months)
VO recording, character/enemy asset creation, Combat Framework Tool setup, boss combat design, Dialogue Framework Tool setup.

Animation & implementation, simple dungeon traversal, dialogue & boss battle implementation into framework,

Vertical Slice & Polish (2 months)
Visual polish, shader + lighting pass, VO implementation, bug fixing and final combat design balancing

ANIME

Why you should invest

The reason is quite simple. You do not want to be a consumer anymore.

Right now, all the major black intellectual properties out there are 100% owned by corporate entities that do not represent the communities they sell to.

You buy Black Panther and the money leaves the community. You want your kids to have strong positive images but they should not be curated by Hollywood. You don't want 200 films about slavery in the last 50 years but ZERO films about African civilizations.

This is a cultural phenomenon and it is time to take our stand. I decided to do equity crowdfunding to give my fans and supporters the opportunity to grow with me. It is our time! Join our campaign today.



Downloads


Company Deck 4.10.23.pdf